SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 6)*
Arconic Inc.
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
03965L100
(CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 23, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

14,432,682

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

14,432,682

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,432,682

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

30,669,451

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

30,669,451

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,669,451

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

30,669,451

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

30,669,451

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,669,451

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned ("Amendment No. 6").  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $288,569,908.

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $613,177,476.
Item 4.	Purpose of Transaction.
The final paragraph of Item 4 is hereby amended and restated to read as follows:
This Schedule 13D is being amended as a result of an increase in the Reporting Persons' combined beneficial ownership from approximately 9.6% to approximately 10.3%. The Reporting Persons believe that following the recently completed separation, the Issuer's shares are dramatically undervalued and represent an attractive investment opportunity. The Reporting Persons intend to engage in private discussions with the Issuer regarding opportunities to improve operating performance and enhance shareholder value.
Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a) As of the close of business on January 23, 2017, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 11.9% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 438,478,283 shares of Common Stock outstanding as of November 7, 2016, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.
As of the close of business on January 23, 2017, Elliott beneficially owned 14,432,682 shares of Common Stock, constituting approximately 3.3% of the shares of Common Stock outstanding.
As of the close of business on January 23, 2017, Elliott International beneficially owned 30,669,451 shares of Common Stock, constituting approximately 7.0% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 30,669,451 shares of Common Stock beneficially owned by Elliott International, constituting approximately 7.0% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially own 45,102,133 shares of Common Stock, constituting approximately 10.3% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 1.7% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.
Item 5(c) is hereby amended to add the following:
(c) The transactions effected by the Reporting Persons since Amendment No. 5 to the Schedule 13D are set forth on Schedule 1 attached hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated to read as follows:
Elliott, through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 2,324,005 and 4,938,512 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to less than 1% and approximately 1.1% of the shares of Common Stock of the Issuer, respectively).  Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 1.7% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares").  The Reporting Persons disclaim beneficial ownership in the Subject Shares.
On November 23, 2015, Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit to the initial Schedule 13D and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	January 25, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1
Transactions of the Reporting Persons Effected Since the Filing of Amendment No. 5 to the Schedule 13D.
The following transactions were effected by Elliott Associates, L.P. in the Common Stock:
Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
19-Jan-2017	Common Stock	33,600	21.1423
19-Jan-2017	Common Stock	35,200	21.2876
19-Jan-2017	Common Stock	72,000	21.1158
17-Jan-2017	Common Stock	79,422	20.7226
13-Jan-2017	Common Stock	305,600	21.1500
13-Jan-2017	Common Stock	24,000	21.1467
13-Jan-2017	Common Stock	20,880	21.1018
12-Jan-2017	Common Stock	129,856	20.8182
12-Jan-2017	Common Stock	375,040	20.8500
12-Jan-2017	Common Stock	64,000	20.6443
11-Jan-2017	Common Stock	52,203	21.0262
11-Jan-2017	Common Stock	145,308	20.9449
10-Jan-2017	Common Stock	25,495	20.6917
10-Jan-2017	Common Stock	112,000	20.8601
09-Jan-2017	Common Stock	94,023	20.4650
06-Jan-2017	Common Stock	43,426	20.4004
05-Jan-2017	Common Stock	216,000	20.0000
05-Jan-2017	Common Stock	64,000	19.9900
05-Jan-2017	Common Stock	64,000	20.0187
05-Jan-2017	Common Stock	46,550	20.0301

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) in the Common Stock:
Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
24-Jan-2017	Common Stock	53,317	22.2095
24-Jan-2017	Common Stock	90,683	21.7380
23-Jan-2017	Common Stock	40,000	21.2032
23-Jan-2017	Common Stock	72,000	21.2297
20-Jan-2017	Common Stock	160,000	21.3564

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. in the Common Stock:
Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
24-Jan-2017	Common Stock	113,300	22.2095
24-Jan-2017	Common Stock	192,700	21.7380
23-Jan-2017	Common Stock	85,000	21.2032
23-Jan-2017	Common Stock	153,000	21.2297
20-Jan-2017	Common Stock	340,000	21.3564
19-Jan-2017	Common Stock	153,000	21.1158
19-Jan-2017	Common Stock	74,800	21.2876
19-Jan-2017	Common Stock	71,400	21.1423
17-Jan-2017	Common Stock	168,771	20.7226
13-Jan-2017	Common Stock	649,400	21.1500
13-Jan-2017	Common Stock	51,000	21.1467
13-Jan-2017	Common Stock	44,371	21.1018
12-Jan-2017	Common Stock	136,000	20.6443
12-Jan-2017	Common Stock	275,943	20.8182
12-Jan-2017	Common Stock	796,960	20.8500
11-Jan-2017	Common Stock	308,778	20.9449
11-Jan-2017	Common Stock	110,930	21.0262
10-Jan-2017	Common Stock	238,000	20.8601
10-Jan-2017	Common Stock	54,176	20.6917
09-Jan-2017	Common Stock	199,800	20.4650
06-Jan-2017	Common Stock	92,281	20.4004
05-Jan-2017	Common Stock	136,000	19.9900
05-Jan-2017	Common Stock	98,920	20.0301
05-Jan-2017	Common Stock	136,000	20.0187
05-Jan-2017	Common Stock	459,000	20.0000

All of the above transactions were effected on the open market.